UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Joseph C. Guyaux
   The PNC Financial Services Group, Inc.
One PNC Plaza
249 Fifth Avenue
   PA, Pittsburgh, 15222-2707
2. Issuer Name and Ticker or Trading Symbol
   The PNC Financial Services Group, Inc. (PNC)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/21/2003
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
$5 Par Common Stock        |10/24/|J   |V|3                 |A  |           |                   |D     |                           |
                           | 2002 |1   | |                  |   |           |                   |      |                           |
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$5 Par Common Stock        |1/21/ |S   | |8600              |D  |45.00      |                   |D     |                           |
                           |2003  |    | |                  |   |           |                   |      |                           |
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$5 Par Common Stock        |1/21/ |S   | |1568              |D  |45.01      |                   |D     |                           |
                           |2003  |    | |                  |   |           |                   |      |                           |
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$5 Par Common Stock        |1/21/ |S   | |1800              |D  |45.02      |                   |D     |                           |
                           |2003  |    | |                  |   |           |                   |      |                           |
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$5 Par Common Stock        |1/21/ |S   | |5000              |D  |45.25      |94550              |D     |                           |
                           |2003  |    | |                  |   |           |                   |      |                           |
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$5 Par Common Stock        |12/31/|A/J |V|5                 |A  |           |411                |I     |401(K)Plan                 |
                           | 2002 |2   | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Phantom Stock Units   |        |12/31|A   |V|111        |A  |     |     |$5 Par Commo|111    |       |1240        |I  |Supplemental|
                      |        |/ 200|3   | |           |   |     |     |n Stock     |       |       |            |   | ISP        |
                      |        |2    |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Dividend Reinvestment Shares acquired.
2. These shares were acquired during the fourth quarter of 2002 pursuant to the PNC Incentive Savings Plan.
3. The reported phantom stock units were acquired under PNC's Supplemental Incentive Savings Plan during fourth quarter of 2002 and will be settled in cash upon the reporting person's retirement or other termination of service.